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SECURI 04013237 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-001927

PROCESSED NOV 17 2004 THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/28/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. FEB 26 2004 513

NAME OF BROKER - DEALER:

Stephens Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Center Street
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zoe Ann Hines	Senior Vice President	501-377-2166
		(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Center Street, Suite 1800	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Oath or Affirmation

I, Zoe Ann Hines, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Stephens Inc., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SENIOR VICE PRESIDENT
Title

Subscribed and sworn
to before me
this _____ day of _____ 2004

____
Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholder's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable).
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 (not applicable).
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation (not applicable).
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report (not required). Rule 15c3-3.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal accounting control).
- [x] (o) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

** [illegible]

STEPHENS INC.

BEST AVAILABLE COPY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 3,605
Cash and government securities—segregated under Federal and other regulations	2,272
Receivables from:	
Brokers and dealers	31,012
Customers	105,143
Officers, directors, and affiliates	22,712
Others	10,478
Securities purchased under agreements to resell	14,877
Marketable securities—at fair value	101,497
Marketable securities pledged as collateral for repurchase agreements—at fair value	341
Not readily marketable securities—at estimated fair value	5,104
Furniture, fixtures and equipment and leasehold improvements, at cost—net of accumulated depreciation and amortization of $32,714	8,441
Deferred income taxes	6,843
Other assets	3,889
TOTAL	$316,214

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables to:	
Brokers and dealers	$ 3,492
Customers, including free credit balances of $51,502	60,128
Officers, directors, and affiliates	32,547
Securities sold under agreements to repurchase	348
Securities sold but not yet purchased—at fair value	21,870
Mutual fund administration payable	8,397
Short-term borrowings	19,600
Accrued compensation and other accrued liabilities	42,613
Total liabilities	188,995
Commitments and contingencies (Notes 10, 11, and 12)	
Common stock, no par value, 2,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	15,219
Total stockholder's equity	[illegible]
TOTAL	[illegible]

See notes to financial statements.